P.E 12-31-2001

Clear Vision
Sound Strategies
and Performance

AMETEK® 2001 ANNUAL REPORT

AMETEK is a leading global manufacturer of electronic instruments and electric motors.

Our vision is to double the size and profitability of AMETEK over the next five years. Our objective is to achieve double-digit annual percentage growth in earnings per share over the business cycle and superior return on total capital. Guiding AMETEK is a Corporate Growth Plan based on four key strategies: Operational Excellence, Strategic Acquisitions & Alliances, Global & Market Expansion, and New Products.

Financial Highlights

(In millions, except per share amounts and number of employees)

For the Year	2001	2000	1999	1998	1997
Net sales	**$1,019.3**	$1,024.7	$924.8	$927.5	$847.8
Operating income(1)	**132.8**	135.9	118.8	104.5	92.0
Income from continuing operations(1)	**70.8**	68.5	60.8	55.3	50.3
Net income(2)	**66.1**	68.5	60.8	41.7	50.4
EBITDA(1) (3)	**178.0**	177.6	158.1	146.4	128.0
Free cash flow(4)	**75.3**	74.5	62.3	31.1	34.1
Capital expenditures	**29.4**	29.6	30.3	49.8	41.2
Per Share Data:					
Diluted earnings per share:					
Income from continuing operations(1)	**$ 2.12**	$ 2.11	$ 1.85	$ 1.64	$ 1.49
Net income(2)	**1.98**	2.11	1.85	1.24	1.49
Cash dividends paid	**0.24**	0.24	0.24	0.24	0.24
At Year-End					
Total debt(5)	**$ 470.8**	$ 361.2	$ 331.4	$ 305.3	$ 165.9
Stockholders' equity	**$ 335.1**	$ 280.8	$ 216.2	$ 174.0	$ 159.0
Shares outstanding	**32.8**	32.4	32.0	32.1	33.0
Number of employees	**8,100**	8,100	7,600	6,900	6,700

(1) Amounts in 2001 exclude unusual fourth quarter pretax expenses of $23.3 million, $15.3 million after tax ($0.46 per diluted share) for cost realignment initiatives and asset writedowns. Also excluded from 2001 is a fourth quarter tax benefit of $10.5 million, after tax ($0.32 per diluted share) resulting from the closure of a number of open tax years. Amounts in 1998 exclude a nonrecurring pretax charge for cost reduction initiatives totaling $8.0 million ($4.8 million after-tax, or $0.14 per diluted share).

(2) Includes unusual, nonrecurring and extraordinary items.

(3) EBITDA represents income from continuing operations before income taxes, interest expense, interest income, amortization of deferred financing costs, depreciation and amortization expenses, and unusual and nonrecurring items.

(4) Free cash flow represents income from continuing operations, plus depreciation and amortization, minus capital expenditures and dividends paid.

(5) Without considering the effect of an accounts receivable securitization program, which reduced the carrying value of accounts receivable and debt in 2000 and 1999, total debt at December 31, 2000 and 1999, would have been $406.2 million and $375.4 million, respectively.

Net Sales

(In millions)

5 year CAGR is 5%



$1200
1000
800
600
400
200
97 98 99 00 01

Income from Continuing Operations

(In millions)

5 year CAGR is 10%



$80
70
60
50
40
30
20
10
97 98 99 00 01

To Our Shareholders

Clear Vision • Sound Strategies • Solid Performance

We are pleased with our performance in 2001. While many industrial companies suffered significant declines in sales and profitability due to the difficult economic environment, we established new records for income and diluted earnings per share, before unusual items. We streamlined our cost structure and are now well positioned when the economy improves.

2001 Results

Our sales of $1.02 billion were essentially unchanged from the prior year. We benefited from the acquisitions of GS Electric, EDAX, Rochester Instruments, and Prestolite. Our aerospace and power instruments businesses did extremely well, while many of our other businesses encountered weakness due to the economic slowdown.

Operating income of $132.8 million was down 2%. Income increased 3% to $70.8 million and diluted earnings per share were $2.12, compared with $2.11 in 2000. Including unusual items, net income for 2001 was $66.1 million, or $1.98 per diluted share.

The economic environment remains uncertain. Our plans for 2002 assume that the economy will not improve—hopefully a conservative assumption. When we completed our initial planning process, it became apparent that additional cost reduction measures were required. As in the past, we moved quickly to align our cost structure to the realities of the economic environment.

As a result, we recognized expenses in the fourth quarter of 2001 totaling $15.3 million after tax, or 46 cents per diluted share, associated with these cost reduction activities. These actions will yield significant future benefits totaling $25 million annually. The expenses we incurred were largely offset by an $11 million, or 32 cents per share, tax benefit resulting from the closure of several open tax years.

Clear Vision

Our vision is clear—to double the size and profitability of AMETEK in five years.

We remain focused on growing and acquiring differentiated businesses that compete on product capabilities, have high profit margins, and offer superior returns to our investors. These include our electronic instruments businesses, technical motors, specialty metals, and our power and switch business. They account for about 70% of our current sales.

We will continue to manage our cost-driven businesses—primarily global floor care motors—for strong cash generation. We also will selectively pursue growth opportunities through implementation of our best-cost strategy to leverage the size and scope of these businesses.

Sound Strategies

Guiding our efforts is a Corporate Growth Plan based on Four Growth Strategies: Operational Excellence, Strategic Acquisitions & Alliances, Global & Market Expansion, and New Products.

We believe the sound execution of these Four Growth Strategies will allow us to realize our vision for the future. We made significant strides during 2001 in executing these strategies:

Operational Excellence

Operational Excellence is the cornerstone strategy of AMETEK that allows us to operate our business efficiently in both good times and bad. It provides the framework for our other growth strategies and serves as a catalyst for achieving our long-term goals.

Our emphasis on Operational Excellence resulted in cost reductions that allowed us to grow income in 2001 despite one of the most challenging economic environments in years. This was accomplished without compromising the long-term growth potential of our business.

An outcome of our Operational Excellence efforts is the margin performance of the Electromechanical Group. Its margins increased year over year from 15.1% to 15.6%, due largely to smooth and efficient motor plant consolidations and expansions.

Strategic Acquisitions & Alliances

We have enjoyed great success with acquisitions. Our stated objective is for one-half to two-thirds of our revenue growth to come from acquisitions. That translates into $100 million or more in acquired revenue annually. Since 1999, we have maintained that pace, completing nine acquisitions with annualized revenues totaling more than $375 million. In 2001, we added three acquisitions:

- Instruments for Research and Applied Science (IRAS), a manufacturer of highly differentiated analytical instruments
- EDAX, a leader in advanced instrumentation for elemental and structural analysis
- GS Electric, a leader in series universal and permanent magnet motors

IRAS, with about $50 million in annual sales, was acquired in December 2001. Its products are used in nuclear spectroscopy, electrochemistry, and electronic signal processing.

EDAX, acquired in July, also is a manufacturer of highly differentiated instruments that are used primarily for microanalysis in electron microscope systems. With annual sales of about $35 million, EDAX moves us into the measurement of solid materials.

Both EDAX and IRAS expand our presence in laboratory instruments and complement our process instruments businesses, which focus largely on the measurement of liquids and gases.

In May, we acquired GS Electric with about $65 million in annual sales. It is an excellent fit with our existing motor businesses. With it, we gain additional share of the floor



Frank S. Hermance, Chairman and Chief Executive Officer



Clockwise, from bottom left: Albert J. Neupaver, President, Electromechanical Group; Thomas F. Mangold, Jr., President, Electronic Instruments; Frank S. Hermance, Chairman and Chief Executive Officer; John J. Molinelli, Executive Vice President—Chief Financial Officer; Robert W. Chlebek, President, Electronic Instruments

care and outdoor power equipment motor markets and substantially increase our sales of permanent magnet motors—a technology that had not been a large part of our product portfolio.

Global & Market Expansion

We intend to grow international sales, which now account for about a third of our sales, to half of our total revenues. We plan to achieve that goal by capitalizing on opportunities in new and emerging markets, expanding low-cost operations worldwide, and improving international marketing and distribution.

We've already done an excellent job adapting our proven technical capabilities to serve new market segments. We took our core competency in process analyzers for detecting moisture and modified the technology for use by the natural gas and semiconductor industries. Our latest generation of moisture analyzers for the semiconductor industry has established new standards for accuracy, stability, sensitivity, and speed.

We've taken a similar approach with our power instruments business. Here we applied our leadership in sensors and monitors for jet aircraft engines and developed a family of products specifically for electricity-generating turbines. Our sensors and instruments are now found on nearly every major turbine generator in the world.

Acquisitions have opened new market opportunities to us. A few examples: IRAS and EDAX, acquired in 2001, provide new markets for our analytical instruments. Rochester Instrument Systems, acquired in 2000, allowed us to enter the attractive market for power transmission and distribution instrumentation. Drexelbrook Engineering and Patriot Sensors & Controls, acquired in 1999, provided us with a leading position in level measurement for the process industries.

One key to our success in global floor care motors is our best-cost strategy, where we are locating more manufacturing in low-cost locales. During 2001, we moved additional European motor manufacturing to our operations in the Czech Republic and expanded our capabilities in Reynosa, Mexico; Shanghai, China; and São Paulo, Brazil.

That best-cost approach has been applied to other businesses as well.

We now manufacture heavy-vehicle products, aerospace and power instruments, and switch products in Reynosa.

New Products

We've made a significant investment in new products. We have devoted more than $130 million over the past three years to product innovation and development. We also are taking new products into global markets. Products such as the Model 5910 high-accuracy moisture analyzer, the IntelliPoint RF™ process level gauge, the Minijammer® brushless blower, and the ADVANTEK™ floor care motor were developed with global markets in mind.

We expect the pace of our product development efforts to continue, especially as we integrate our recent acquisitions and further leverage our technical capabilities.

Solid Performance

We are pleased with our 2001 performance. We owe much of the credit to AMETEK colleagues worldwide. I want to thank them for their dedication, hard work, and commitment to our Company.

Their success was reflected in our strong stock price performance in 2001. As the chart above indicates, AMETEK shareholders were rewarded in 2001 and over the longer term. These returns have far exceeded our benchmark indexes.

Our outlook for the future is positive. Our vision is clear and our strategies are sound. We are poised to significantly grow sales and earnings once the economy strengthens. As our sales increase, our streamlined cost structure will provide sizeable earnings leverage. We will continue to implement our Four Growth Strategies and remain confident that those strategies will create additional value for our shareholders in the years ahead.

I appreciate your confidence and thank you for your support.



Frank S. Hermance
Chairman and Chief Executive Officer
March 22, 2002

Cumulative Total Return to Shareholders*


90%
80
70
60
50
40
30
20
10
0
-10
50%
-20
-30
30%
1 Year Return
3 Year Return
5 Year Return
AMETEK
Russell 2000 Index
Dow Jones Electrical Components & Equipment Index

* *The performance chart above shows the total return to shareholders (stock price appreciation and dividend reinvestment) from the beginning of each of the periods shown and ending December 31, 2001.*

AMETEK At a Glance

Clear Vision • Sound Strategies • Solid Performance

Headquartered in suburban Philadelphia, AMETEK, Inc., is a leading global manufacturer of electronic instruments and electric motors, with approximately 8,100 employees. AMETEK has plants and operations in the United States and 15 other countries.

Company Highlights

- Posted strong 2001 performance despite a challenging operating environment
- Set records for income and diluted earnings per share, before unusual items
- Streamlined cost structure through emphasis on Operational Excellence
- Completed three strategic acquisitions with annualized sales of nearly $150 million

AMETEK's sales are evenly divided between two operating groups:

Electronic Instruments Group (EIG)—a leader in advanced monitoring, testing, calibrating, measurement, and display instruments sold to process, aerospace, power, and industrial markets worldwide.

Electromechanical Group (EMG)—the world's largest manufacturer of air-moving electric motors for the floor care market and a leader in direct-current air-moving motors for aerospace, business machine, mass-transit, medical, and computer markets.

Group Highlights

Electronic Instruments Group

- Acquired two highly differentiated instrument manufacturers:

  —EDAX, a leader in advanced instrumentation for elemental and structural analysis and systems used with electron microscopes and x-ray fluorescence spectrometers

  —Instruments for Research and Applied Science (IRAS), producer of a broad range of instruments used in nuclear spectroscopy, electrochemistry, and electronic signal processing
- Expanded position in electric power instrumentation through acquisition and internal development
- Broadened leadership in level measurement and process automation sensors with innovative products and product line extensions
- Introduced high-accuracy analyzers for the process, semiconductor, and natural gas industries
- Relocated additional instrument manufacturing lines to low-cost facilities
- Implemented Operational Excellence and Six Sigma process improvement initiatives

Electromechanical Group

- Acquired GS Electric, a leading manufacturer of series universal and permanent magnet motors, thereby gaining market share in existing motor businesses and adding new motor technology and capability
- Utilized Operational Excellence and strong cost controls to improve operating margins across the Group
- Leveraged best-cost manufacturing by expanding low-cost motor production in China, the Czech Republic, and Mexico, and by forming a global purchasing organization
- Extended leadership in air-moving electric motors by introducing innovative high-efficiency vacuum motors
- Capitalized on emerging market opportunities, such as advanced fuel cell technology, by offering a broad range of application-specific brushless blowers and pumps

EIG Operating Results

Sales
(In millions)



$600
500
400
300
200
100
97 98 99 00 01

Operating Income
(In millions)



$100
80
60
40
20
97 98 99 00 01

EMG Operating Results

Sales
(In millions)



$600
500
400
300
200
100
97 98 99 00 01

Operating Income
(In millions)



$100
80
60
40
20
97 98 99 00 01

Strategies for Growth

Clear Vision • Sound Strategies • Solid Performance

AMETEK's continued success is driven by a Corporate Growth Plan based on Four Growth Strategies:

- Operational Excellence
- Strategic Acquisitions & Alliances
- Global & Market Expansion
- New Products

Operating Income

(In millions)


$140
130
120
110
100
90
80
70
97 98 99 00 01

Operating Income Margins


14%
12
10
8
6
4
2
97 98 99 00 01

Operational Excellence

Operational Excellence serves as the cornerstone of AMETEK's Corporate Growth Plan. Much of AMETEK's recent success results from the strength of the Operational Excellence culture that exists within the Company.

Operational Excellence has been essential in improving profit margins, achieving synergies from acquisitions, and delivering value to AMETEK's customers. It also has enabled AMETEK to achieve superior working capital and asset management results.

Implementing Cost Reductions Companywide

AMETEK's continuing focus on Operational Excellence in 2001 enabled it to achieve good results despite one of the most difficult economic operating environments in many years. It allowed AMETEK to substantially reduce its cost structure, keeping it in line with global economic trends, while maintaining the ability to quickly respond as the economy improves.

Operational Excellence is crucial for implementing AMETEK's best-cost manufacturing strategy. In 2001, approximately 15% of AMETEK's total revenue was manufactured in low-cost locales versus 10% in 2000.

AMETEK's Operational Excellence strategy employs flow manufacturing as the method for achieving continual improvement, with an emphasis on quality, delivery, and cost throughout the Company. Flow manufacturing techniques have been successfully adopted at AMETEK plants worldwide, yielding operating efficiencies, enhanced quality, and dramatic improvements in product cycle times.

Boosting Margins in the Electromechanical Group

Applying the principles of Operational Excellence, AMETEK's Electromechanical Group improved its operating margin from 15.1% in 2000 to 15.6% in 2001 on essentially flat sales.

The Group achieved that improvement by consolidating motor operations in Europe and North America; relocating additional manufacturing to low-cost facilities in Mexico, China, and the Czech Republic; achieving productivity improvements throughout the Group; and integrating the acquisition of GS Electric as AMETEK Specialty Motors.

The successful integration of that business and the formation of a new global purchasing organization will enable the Group to further leverage its performance due to the expanded size and scope of its worldwide motor business.

Achieving World-Class Manufacturing

One of the goals of Operational Excellence is to achieve world-class manufacturing at all AMETEK plants. On the factory floor, that means producing profitable products in the shortest time possible and with the lowest possible level of inventory. It also means having flexible production capabilities that meet customers' delivery requirements while maintaining the highest level of quality.

Across the Company, Operational Excellence has resulted in a permanent change in the way AMETEK does business. Following are a few examples:

- Application of flow manufacturing techniques allowed AMETEK's Reynosa, Mexico, plant to greatly reduce the amount of scrap, work-in-progress inventory, and floor space required.
- At AMETEK National Controls Corp. implementation of flow manufacturing helped reduce manufacturing expenses nearly 5%, improved plant efficiency by 11%, and reduced inventory by 27%.
- On-time delivery at AMETEK Process & Analytical Instruments averaged 98% in 2001. That business now produces 9 out of 10 of its Thermox® process analyzers on flow manufacturing lines.
- The Six Sigma method of continuous improvement has been successfully adopted by many of AMETEK's instruments businesses.

Earning Recognition for E-Procurement

During 2001, AMETEK introduced an Internet-based procurement system that is expected to yield significant savings on goods and services purchased. AMETEK's e-procurement solution already has attracted industry attention, and several leading business publications prominently featured the initiative this past year. In addition, the Aberdeen Group—a leading information technology services firm—placed AMETEK's initiative among the most successful deployments of Internet-based e-procurement.



Strategic Acquisitions & Alliances

Acquisitions are key to AMETEK's Corporate Growth Plan. AMETEK has demonstrated the soundness of its approach with a string of successful acquisitions that have enhanced its existing strengths, broadened its product capabilities, and extended its reach into new markets and regions of the globe.

Acquisitions have added to AMETEK's positions in laboratory and research equipment; power, aerospace, and process instruments; electromechanical products; specialty motors; and food service controls.

AMETEK has continually improved its ability to successfully acquire and integrate new businesses and considers that ability an important core competency.

Adding a New Growth Platform

During 2001, AMETEK added two highly differentiated analytical instruments businesses to its process instruments portfolio. The first was EDAX, Inc., acquired in July, and the second was Instruments for Research and Applied Science, or IRAS, acquired at year-end.

EDAX manufactures instruments used in electron microscope systems

Dr. John H. Lux Award

The AMETEK Aerospace Transducer Development Program Team—winners of the 2001 Dr. John H. Lux Total Quality Accomplishment Award—serves as an outstanding example of Operational Excellence at AMETEK.

The team was formed to supply GE Power Systems with a gas-turbine pressure-monitoring system. Critical to success was 100% on-time delivery and quality performance. The team drew upon all aspects of Operational Excellence to optimize cost, quality, delivery, and inventory management. Since delivering the first production unit, on-time delivery performance has been at or near 100%.

The team's success elevated AMETEK's role from a component supplier to a developer of value-added systems, and it has generated additional opportunities for AMETEK.

The team members are Carlos Avon, Abel Baca, Bob Blanchard, Peter Duong, Dennis Echternach, John Ginkus, Randy Jorgensen, Sherrill Lane, Kevin McGee, Steven Peterson, Pat Sheridan, and Roland Wheeler.

The Lux Award honors late AMETEK Chairman Dr. John H. Lux for his dedicated leadership and contributions to the Company.





EDAX has leading positions in several emerging technologies. One is crystallography, which allows the microstructure of a material to be analyzed and mapped. EDAX instruments are used with advanced electron microscopes to capture information that can be of critical importance to better understand the performance of metals, minerals, and semiconductors. The EDAX instrument carries out the analysis once the image is formed by the electron microscope, as with the silver chloride crystal shown at right.

and x-ray fluorescence spectrometers. EDAX instruments identify and quantify the elemental composition and structure of solid materials and have applications in the metallurgy, pharmaceutical, chemical, and semiconductor industries. They also are used in government laboratories and academic institutions.

EDAX broadens AMETEK's technical competency in the measurement of physical properties; adds new technologies, applications, and end markets to AMETEK's base business in industrial and process instruments; and greatly expands AMETEK's presence in the laboratory instrument market.

IRAS, too, is a highly differentiated analytical instruments business. Like EDAX, IRAS significantly extends AMETEK's core competency in the measurement of physical properties and enhances its position in laboratory and research instruments.

IRAS has three product lines: The first—nuclear spectrometry instruments and systems marketed under the ORTEC® brand name—includes high-purity germanium detectors and spectrometers used for the detection, identification, and monitoring of radioactive materials. These products have applications in laboratory research and in the increasingly important areas of environmental


DC POWER
HYDROGEN
OXYGEN (FROM AIR)
ANODE
ELECTROLYTE
CATHODE
CATALYSTS
WATER

monitoring and detection of nuclear and chemical weapons.

The second product line—Princeton Applied Research products—consists of high-precision, electrochemical analysis instruments used in research, life sciences, corrosion, and semiconductor applications.

The third product line—Signal Recovery products—includes a variety of instruments that measure low-level or noisy electrical signals. Those products have applications in the electronics, optics, and research markets.

IRAS operates as a new division—Advanced Measurement Technology, while EDAX became a new unit within AMETEK's Process & Analytical Instruments division. Both are part of AMETEK's Electronic Instruments Group. They offer AMETEK opportunities for expansion into new, fast-growing analytical instrument markets and are expected to serve as future growth platforms.

Building Strength in Key Motor Markets

Acquired in May 2001, GS Electric is an excellent fit with AMETEK's existing electric motor businesses. Together they extend AMETEK's global leadership in floor care motors and further leverage its extensive manufacturing and distribution capabilities. In addition, the acquisition of GS Electric brings mass and expertise in permanent magnet motors, which enables AMETEK to participate in a variety of new niche markets with a full range of motor options.

Renamed AMETEK Specialty Motors, the business is a leader in series universal and permanent magnet motors. Roughly two-thirds of its motor volume is sold to floor care, outdoor power equipment, and other markets AMETEK already serves. The remaining sales volume comes from permanent magnet motors used in fitness equipment and small household appliances. These markets have higher growth rates than floor care and outdoor power equipment.

Global & Market Expansion

AMETEK is a global company. Approximately one-third of its sales are to markets outside the United States. AMETEK has achieved strong international sales by positioning low-cost manufacturing in key global markets and by expanding its sales and distribution presence in Europe, Asia, and Latin America. AMETEK spans the globe with plants and direct sales operations in 15 countries outside the United States.

Leveraging Opportunities in Electric Power

Utility deregulation, increased demand for electric power, and investment in electric power infrastructure have made the worldwide power industry an important growth sector for AMETEK. Through acquisitions and internal development, AMETEK has expanded its power



Fuel cells offer great potential as an environmentally friendly, economical, and reliable source of electric power. AMETEK is working closely with the leading developers of fuel cell technology to design advanced brushless motor-blowers and pumps specifically for this market. Pictured is the Seal-less magnetically coupled water pump from AMETEK Rotron.

Annualized Sales of Businesses Acquired
(In millions)


$175
150
125
100
75
50
25
97
98
99
00
01



At the heart of NASA's High-Energy Solar Spectroscopic Imager (HESSI) spacecraft, launched in early 2002, are hyperpure germanium detectors from AMETEK's Advanced Measurement Technology business. The detectors are the focal point of the spacecraft's imaging spectrometer, designed to provide high-resolution images of solar flares during the craft's two-year orbital mission.

Photo credit: NASA, U.C. Berkeley and HESSI Team

instruments business to serve both the electric power generation and distribution industries worldwide.

AMETEK's power businesses are proven leaders in each of their individual segments. AMETEK sensors and instruments, for example, are sold to most of the world's turbine generator manufacturers. AMETEK's power quality and metering equipment, event recorders, and control room annunciators are well recognized and used worldwide. All provide AMETEK with ample opportunities for growth in the expanding electric power market.

Developing Alternative Energy Technology

Fuel cells hold the promise of clean, cheap, and environmentally friendly energy. Although the use of fuel cells is still an emerging technology, recent advances in design and performance have made them more attractive as an alternative power source. Fuel cells are expected to play an increasingly important role in providing reliable power for homes, businesses, and transportation.

AMETEK is working closely with major fuel cell developers in designing advanced motors, motor-blowers, and pumps specifically for fuel cell applications. Compact, high-performance Windjammer® brushless motor-blowers and Seal-less water pumps from AMETEK Rotron are used for hydrogen purging and component cooling. They offer spark-free and maintenance-free operation, integrated electronic capability, and long service life.

High-purity metal strip, specially formulated metal powders, and precision wire products from AMETEK Specialty Metal Products also have applications in fuel cells.

Maximizing Global Best-Cost Motor Manufacturing

AMETEK's unmatched global motor manufacturing capability is among the reasons several leading captive motor manufacturers chose to outsource additional motor production to AMETEK in 2001. AMETEK's leadership in electric motors is due in large part to its best-cost motor manufacturing capability. AMETEK added to that strength with recent expansions in Mexico, China, the Czech Republic, and Brazil.

AMETEK's motor plant in the Czech Republic now accounts for more than one-third of AMETEK's total European motor production—a share that is expected to increase in 2002. Its plant in Shanghai, China, expanded production of household vacuum motors and began manufacturing brushless motors in 2001. In addition, its plant in São Paulo, Brazil, opened in 1999, initiated vacuum motor production during 2001.

AMETEK's motor plant in Reynosa, Mexico, now produces more than 70% of AMETEK's North American output of household vacuum motors. Opened in 1996, the Reynosa facility is among the world's most advanced motor plants and a pioneer in the use of flow manufacturing for series universal motors. In 2000, Reynosa became the first motor plant anywhere to produce series universal motors using a continuous one-piece process that since has been adopted elsewhere within AMETEK. In 2001, Reynosa began production of AMETEK Prestolite Power and Switch division products using flow manufacturing techniques, thereby greatly reducing cycle time, inventory, and floor space.

New Products

One of AMETEK's great strengths is its ability to develop innovative, new products and to market them successfully. Sales of new products play an increasingly important role among AMETEK's growth strategies. AMETEK's investment in new product development—$45 million in 2001—is yielding a large number of innovative, new products.

Providing Sensors for Next-Generation Aircraft

When the first F-35 Joint Strike Fighter from Lockheed Martin enters service in 2008, engine sensors from AMETEK Aerospace will be aboard to provide engine speed, exhaust temperature, oil level, and various other vital measurements.

The F-35 aircraft is expected to serve as the cornerstone of American and allied air defense systems well into the 21st century. The value to AMETEK of the engine sensor suite is expected to exceed $80 million over the life of the program.

AMETEK's selection to provide the engine sensor suite reflects its leadership position in aircraft engine sensors, with more than 150 products, including oil level, pressure, engine speed, and exhaust temperature sensors; vibration monitors; and fuel flow transmitters.

Troubleshooting Power Quality Problems

The MERIDIAN™ Ultra power analyzer—the latest diagnostic tool from AMETEK Power Instruments—is able to quickly and accurately identify power quality problems. The compact,

International Sales

(In millions)


$350
325
300
275
250
225
200
175
97 98 99 00 01



The Drexelbrook IntelliPoint RF™ level measurement instrument introduced by AMETEK Sensor Technology represents a technical breakthrough for the industry—the first true no-calibration point level switch using radio frequency (RF) technology. IntelliPoint users simply install it in a tank or other vessel and apply the power. The IntelliPoint's No-Cal™ technology is able to detect the absence or presence of, or a change in, material and make necessary adjustments automatically without the need for calibration.



AMETEK's Reynosa, Mexico, facility was the first series universal motor plant anywhere to produce a motor field, armature, and final product using one-piece flow manufacturing techniques. The Ex-Cell process developed at Reynosa substantially reduces the amount of time, scrap, work-in-process inventory, and floor space required. AMETEK has transferred the Ex-Cell process to motor plants in the United States, China, and the Czech Republic.

self-contained unit reduces costly work stoppages, equipment and communications failures, and processing and control errors that result from poor power quality. The MERIDIAN Ultra analyzer is an essential tool for many continuous manufacturing processes, industrial high-tech production, and users of sensitive electronic equipment.

Setting the Standard for Ultrahigh-Purity Moisture Detection

The Model 5910 process analyzer, introduced by AMETEK Process Instruments in 2001, established new standards for accuracy, stability, and sensitivity in the moisture analysis of ultrahigh-purity process gases used by the semiconductor industry. With its ability to rapidly detect part-per-trillion changes in moisture concentrations in process gases, the Model 5910 analyzer offers a significant performance enhancement at far lower cost than alternative technologies.

Improving Motor Design and Efficiency

As the leader in air-moving motor technology, AMETEK draws upon its industry-leading engineering and manufacturing experience to develop new and innovative motor products. AMETEK led the way again in 2001 with its ADVANTEK™ family of household vacuum motors and its Air-Watt™ Series of high-performance commercial vacuum motors.

The ADVANTEK motor family incorporates design innovations that enhance its manufacturability without sacrificing performance. Advanced fan and bearing designs, new construction materials, and improved manufacturing techniques enable the Air-Watt Series of commercial vacuum motors to operate at high speeds while using less energy.

Offering Breakthrough Solutions in Sensor Technology

The IntelliPoint RF™ level measurement instrument, one of several new products introduced by AMETEK Sensor Technology in 2001, represents a technical breakthrough for the process industry. It is the first true no-calibration point-level instrument able to detect the presence or absence of material without manual adjustments at both start-up and when the type of material changes.

Accelerating the Pace in New Products

Other new products launched in 2001 include:

- AMPHION™ patented solid-state power controller from AMETEK Aerospace that offers better load protection for avionic applications
- Food-grade Stik® level sensor from AMETEK Sensor Technology that combines a field-proven position-sensing technology with an innovative sensor design in a unique, sanitary level-measuring device
- JOFRA™ ITC Series of dry-block temperature calibrators and Lloyd Instruments' LF Plus line of universal material-testing machines from AMETEK Test & Calibration Instruments



Photo credit: Lockheed Martin Corporation

A suite of advanced engine sensors from AMETEK will monitor engine speed, exhaust temperature, oil level, and various other data on the F-35 Joint Strike Fighter now under development at Lockheed Martin.

- Model DCT pressure transducers from AMETEK U.S. Gauge, which incorporate the latest digital compensation techniques into an all-purpose industrial pressure transducer
- Next Generation Instrument system from AMETEK Dixson—a fully digital, multiplexed, heavy-duty vehicle dashboard instrument system that provides a reliable, expandable, and cost-effective alternative to analog gauges currently found on heavy trucks, agricultural/construction equipment, and other vehicles
- MAGNA-LATCH™ low-voltage disconnect contactor from AMETEK Prestolite Power and Switch, offering highly reliable performance for critical telecommunications, uninterruptible power supply, and other applications
- Smart Kitchen controller from AMETEK NCC, which permits wireless communication between commercial appliances in quick-service restaurants

Research, Development, and Engineering Expense

(In millions)



$50
45
40
35
30
25
20
15
97
98
99
00
01

Financial Review

Clear Vision • Sound Strategies • Solid Performance

This 2001 summary annual report contains abbreviated financial data. The complete text of Management's Discussion and Analysis and the consolidated financial statements and footnotes are presented in AMETEK's 2001 Form 10-K and in an appendix to the Proxy Statement for the 2002 Annual Meeting of Shareholders.

Overview

In 2001, AMETEK had sales of $1 billion in a difficult economic environment. The Company also achieved its eighth consecutive year of growth in income and earnings per share from continuing operations before unusual items. The primary contributors to this strong performance were cost reduction initiatives necessary to size the business to the current economic environment and to continue the Company's global plan of lowering its cost structure, strong growth in its aerospace and power instruments business, and the contribution from acquired companies.

The Company also set records for income and diluted earnings per share in 2001 before unusual items. The Company recorded unusual pretax expenses totaling $23.3 million ($15.3 million after tax, or $0.46 per diluted share) in the fourth quarter of 2001. Those expenses were in response to weak economic conditions and the need to realign the Company's cost structure to the realities of the economy, as well as the effect the economy has had on AMETEK's customer base. Also, in the fourth quarter of 2001, the Company recognized a tax benefit of $10.5 million after tax ($0.32 per diluted share) resulting from the closure of several open tax years.

Review of Operations

The table on the opposite page sets forth net sales and operating income for the Company by business segment and on a consolidated basis for the years ended December 31, 2001, 2000, and 1999.

AMETEK reported sales for 2001 of $1,019.3 million, a decrease of 0.5% from sales of $1,024.7 million in 2000. The decline was due to weak economic conditions that impacted most of the Company's businesses. Significantly offsetting those weak economic conditions were positive contributions from the Company's recent business acquisitions and strength in its aerospace and power instruments businesses. Without those recent acquisitions, sales for 2001 would have been 10% lower. Sales for the Electronics Instruments Group's (EIG) were $499.5 million in 2001, a decrease of 2.0% from sales of $509.5 million in 2000. Sales for EIG were lower largely due to a decline in demand from most of its businesses. Recent acquisitions and continued strength in the aerospace and power instruments businesses offset most of the Group's sales decline. Sales for the Electromechanical Group (EMG) were $519.8 million in 2001, an increase of 0.9% from sales of $515.2 million in 2000 due to the sales contribution from acquisitions. Offsetting EMG's sales increase were adverse economic conditions and other competitive factors in the U.S. and European floor care markets. Total consolidated international sales were $321.2 million in 2001, a decrease of 1.1% from sales of $324.9 million in 2000.

As noted earlier, the Company recorded unusual expenses totaling $23.3 million (pretax) in the fourth quarter of 2001. Of that total, $12.4 million was related to the costs of employee reductions, facility closures, and the continued migration of production to low-cost locales and $10.9 million for asset writedowns. The asset writedowns were related to receivables ($3.3 million), inventory ($6.1 million) and equipment ($1.5 million). The asset writedowns are primarily the result of the difficulties the economic environment has had on a number of AMETEK's customers. The annualized cost savings resulting from the severance and related actions are expected to be approximately $25 million. These cost reduction initiatives are a continuation of programs begun in the fourth quarter of 2000 for which the Company recorded a $3.4 million pretax charge in that quarter and continued during 2001.

Total segment operating income declined to $127.7 million in 2001, a decrease of 18.3%, compared with segment operating income of $156.3 million in 2000. Segment operating margins in 2001 were 12.5% of sales, versus 15.3% of sales in 2000. The overall decline in segment operating margins in 2001 was primarily due to the previously noted 2001 fourth quarter unusual charges. Before the unusual charges, segment operating margins for 2001 were 14.8%.

After deducting corporate administrative expenses, 2001 consolidated operating income was $109.6 million, or 10.7% of sales, a decrease of $26.3 million, compared with 2000 operating income of $135.9 million, or 13.3 % of sales. Before unusual charges, 2001 operating income was $132.8 million, or 13.1% of sales.

EIG's 2001 operating income decreased $21.7 million to $57.0 million after unusual expenses, or 11.4% of sales, down from $78.7 million in 2000, or 15.5% of sales. Without the unusual expenses, EIG's operating income for 2001 would have been $69.5 million, or 13.9% of sales, a decrease of $9.3 million, compared with 2000. EMG's 2001 operating income decreased $7.0 million in 2001 to $70.6 million, after unusual expenses, or 13.6% of sales, down from $77.6 million in 2000, or 15.1% of sales. Without the unusual expenses, EMG's operating income for 2001 would have been $81.3 million, or 15.6% of sales, an increase of $3.7 million, compared with 2000.

Net income for 2001 was $66.1 million, or $1.98 per diluted share, compared with net income for 2000 of $68.5 million, or $2.11 per diluted share. The 3.5% decrease in net income was due primarily to the fourth

	(dollars in thousands) Years Ended December 31,					
	2001		2000		1999	
Net Sales:						
Electronic Instruments	**$ 499,528**		$ 509,504		$451,072	
Electromechanical	**519,761**		515,156		473,725	
Total net sales	**$1,019,289**		$1,024,660		$924,797	
		% of Sales		% of Sales		% of Sales
Operating Income:[(1)]						
Segment operating income						
Electronic Instruments	**$ 57,035**	**11.4**	$ 78,771	15.5	$ 69,965	15.5
Electromechanical	**70,638**	**13.6**	77,560	15.1	67,575	14.3
Total segment operating income	**127,673**	**12.5**	156,331	15.3	137,540	14.9
Corporate administrative and other expenses	**(18,123)**	**—**	(20,441)	—	(18,743)	—
Consolidated operating income	**$109,550**	**10.7**	$135,890	13.3	$118,797	12.8

(1) Years 2001 and 2000 include charges for cost realignment and cost reduction initiatives.

quarter net effect of the unusual items, noted above. Excluding those unusual items, earnings for 2001 increased 3.3% in 2001 to $70.8 million, or $2.12 per diluted share.

Review of Cash Flow and Financial Position

Cash provided by *operating activities* (before accounts receivable securitization transactions) totaled $101.1 million for 2001, compared with $78.7 million for 2000, an increase of $22.4 million. The $22.4 million increase in operating cash flow was the result of improved working capital management due to higher collection of accounts receivable and the effect of lower fourth quarter sales. Excluding 2001 acquisitions, accounts receivable decreased $25.1 million during the year. Inventories, excluding the acquisitions, remained essentially flat during 2001, but decreased $5.2 million in the fourth quarter primarily due to the fourth quarter unusual charges to income. Income taxes payable decreased $10.4 million in 2001 and reflects the previously noted tax benefits from the closure of several tax years. Accounts payable and accrued liabilities increased $14.0 million during 2001 and include accruals (net of cash payments) for the expenses associated with the cost realignment initiatives noted earlier. Of the $15.3 million after tax fourth quarter unusual charge, $1.1 million required cash outlays in 2001, $7.4 million will require the use of cash in 2002, and $6.8 million are non-cash charges, primarily for asset write-downs. In 2002, AMETEK will continue to aggressively manage working capital.

For the year ended December 31, 2001, the Company also had a net increase in the book balance of accounts receivable under its accounts receivable securitization program of $45 million, which was previously given off-balance sheet treatment. This increase, resulting from the change in accounting treatment, had no effect on cash. After reflecting the change from the accounts receivable securitization program, cash provided by operating activities in 2001, totaled $56.1 million, compared with $79.7 million in 2000. AMETEK's free cash flow (net income, plus depreciation and amortization, less capital spending and dividends) was $75.3 million in 2001, compared with $74.5 million in 2000.

Cash used for *investing activities* was $152.5 million for 2001, compared with $107.4 million for 2000. Cash outlays for new business acquisitions totaled $131.8 million in 2001, compared with $81.0 million in 2000. Additions to property, plant, and equipment totaled $29.4 million in 2001, essentially the same as in 2000. Approximately three-fourths of the 2001 expenditures were to increase productivity and expand production capacity. The Company expects 2002 capital expenditures to decrease slightly when compared with 2001 levels. In 2002, there will be a continuing emphasis on capital spending to improve productivity and expand low-cost manufacturing facilities.

Financing activities provided cash of $103.3 million in 2001, compared with $26.2 million in 2000. Cash generated from financing activities in 2001 increased primarily due to higher borrowings under a new Revolving Credit Facility. A new five-year $300 million credit facility was completed in September 2001, replacing a $195 million credit facility due to expire in 2002. The new credit facility provides the Company with financing flexibility to support its future growth plans. Net borrowings in 2001, primarily under the credit facility, increased $111.0 million, compared with $28.2 million of net borrowings in 2000. The 2001 increase consists of $37.7 million, which are considered short-term borrowings, and $73.3 million, which is considered long-term debt. Of the increase in 2001, $63 million was borrowed in late December to finance the year-end acquisition of the IRAS business and $45 million related to the accounting change for the accounts receivable securitization program noted above.

At December 31, 2001, the Company had unused borrowing capacity of $104.2 million under the revolving credit facility and foreign subsidiaries of the Company had unused credit facilities with local foreign lenders totaling $12.4 million. The Company also had available borrowing capacity of $28 million under its amended $75 million accounts receivable secured credit facility.

On December 21, 2001, the Company filed a shelf registration statement with the Securities and Exchange Commission for up to $300 million in additional financing. Although the Company has no immediate plans to use this shelf offering, it will provide the Company with flexibility to act expeditiously in responding to financing opportunities and alternatives.

At December 31, 2001, total debt outstanding was $470.8 million, compared with $406.2 million at December 31, 2000.

The weighted average interest rate on total debt outstanding at December 31, 2001, was 5.2%, compared with 7.3% at December 31, 2000. Debt as a percentage of capitalization decreased to 58.4% at December 31, 2001, from 59.1% at December 31, 2000. EBITDA in 2001 was $178.0 million, compared with $177.6 million in 2000. AMETEK's debt-to-EBITDA ratio (computed in accordance with the Company's credit agreement) was 2.4 to 1 at December 31, 2001, compared with 2.2 to 1 at the prior year-end, and its EBITDA covered interest expense 6.4 times in 2001, compared with 6.1 times in 2000. All of the above financial ratios were well within the allowable limits under the Company's debt agreements.

During 2001 the Company repurchased 440,000 shares of its common stock at a cost of $11.6 million, compared with 83,500 shares acquired in 2000 at a cost of $1.6 million. At December 31, 2001, approximately $16 million of the current $50 million share repurchase authorization was unexpended.

Forward-Looking Information

Except for historical information contained in this summary annual report, certain statements made herein, which state the Company's prediction for the future, are forward-looking statements, which involve risks and uncertainties that exist in the Company's operations and business environment and are subject to change based on various important factors. Actual results may differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company. Additional information concerning factors that could cause actual results to differ from projections is contained in the Company's Form 10-K for the year ended December 31, 2001, filed with the Securities and Exchange Commission.

Report of Management

The financial statements in this summary annual report were derived from the consolidated financial statements that appear in an appendix to the Proxy Statement for the 2002 Annual Meeting of Shareholders.

Management has prepared and is responsible for the integrity of the consolidated financial statements and related information. The statements are prepared in conformity with accounting principles generally accepted in the United States consistently applied and include certain amounts based on management's best estimates and judgments. Historical financial information elsewhere in this summary annual report is consistent with that in the financial statements.

In meeting its responsibility for the reliability of the financial information, management maintains a system of internal accounting controls, including an internal audit program. A more complete description of these controls along with management's opinion as to their overall effectiveness, is contained in the detailed Report of Management included in an appendix to the Proxy Statement.

The Company's independent auditors, Ernst & Young LLP, are engaged to render an opinion as to whether management's financial statements present fairly, in all material respects, the Company's financial position and operating results. Their report on these condensed financial statements is included below.

The Audit Committee of the Board of Directors, which is composed solely of Directors who are not employees of the Company, meets with the independent auditors, the internal auditors, and management to satisfy itself that each is properly discharging its responsibilities. The report of the Audit Committee is included in the Proxy Statement. Both the independent auditors and internal auditors have direct access to the Audit Committee.

Management recognizes its responsibility for conducting the Company's activities according to the highest standards of personal and corporate conduct. That responsibility is characterized and reflected in key policy statements publicized throughout the Company.

John J. Molinelli
John J. Molinelli
Executive Vice President—
Chief Financial Officer
January 29, 2002

Report of Independent Auditors on Condensed Consolidated Financial Statements

To the Board of Directors and Shareholders of AMETEK, Inc.

We have audited, in accordance with auditing standards generally accepted in the United States, the consolidated balance sheets of AMETEK, Inc. at December 31, 2001 and 2000 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001 (not presented separately herein) and in our report dated January 29, 2002, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated financial statements (presented on pages 19 through 21) is fairly stated in all material respects in relation to the consolidated financial statements from which it has been derived.

Ernst & Young LLP
Philadelphia, PA
January 29, 2002

Condensed Consolidated Statement of Income

(dollars and shares in thousands, except per share amounts)

	Years Ended December 31,		
	2001	2000	1999
Net sales	**$1,019,289**	$1,024,660	$924,797
Expenses:			
Cost of sales (excluding depreciation)	**777,919**	761,548	696,011
Selling, general and administrative	**98,655**	95,147	79,351
Depreciation	**33,165**	32,075	30,638
Total expenses	**909,739**	888,770	806,000
Operating income	**109,550**	135,890	118,797
Other income (expenses):			
Interest expense	**(27,913)**	(29,203)	(24,776)
Other, net	**2,725**	(549)	440
Income before income taxes	**84,362**	106,138	94,461
Provision for income taxes	**18,251**	37,606	33,693
Net income	**$ 66,111**	$ 68,532	$ 60,768
Basic earnings per share	**$ 2.01**	$ 2.13	$ 1.88
Diluted earnings per share	**$ 1.98**	$ 2.11	$ 1.85
Average common shares outstanding:			
Basic shares	**32,838**	32,131	32,297
Diluted shares	**33,445**	32,534	32,925

These condensed consolidated financial statements should be read in conjunction with the full financial statements and the notes presented in an appendix to the Proxy Statement.

Condensed Consolidated Balance Sheet

	(dollars in thousands) December 31, 2001	2000
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 14,139**	$ 7,187
Marketable securities	**8,215**	8,111
Receivables, less allowance for possible losses	**181,031**	139,568
Inventories	**152,525**	129,365
Deferred income taxes	**10,096**	10,516
Other current assets	**13,341**	8,353
Total current assets	**379,347**	303,100
Property, plant and equipment, net	**214,494**	213,955
Goodwill, net of accumulated amortization	**387,420**	299,479
Investments and other assets	**48,028**	42,454
Total assets	**$1,029,289**	$ 858,988
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Short-term borrowings and current portion of long-term debt	**$ 167,399**	$ 127,601
Accounts payable	**86,707**	87,315
Income taxes payable	**1,541**	12,347
Accrued liabilities	**80,503**	70,392
Total current liabilities	**336,150**	297,655
Long-term debt	**303,434**	233,616
Deferred income taxes	**33,496**	33,166
Other long-term liabilities	**21,151**	13,713
Stockholders' equity:		
Preferred stock, $0.01 par value; authorized: 5,000,000 shares; none issued	**—**	—
Common stock, $0.01 par value; authorized: 100,000,000 shares; issued: 2001—33,412,873 shares; 2000—33,376,491 shares	**334**	334
Capital in excess of par value	**683**	2,248
Retained earnings	**388,929**	330,696
Accumulated other comprehensive losses	**(37,023)**	(30,165)
Less: Cost of shares held in treasury: 2001—596,643 shares; 2000—931,295 shares	**(17,865)**	(22,275)
Total stockholders' equity	**335,058**	280,838
Total liabilities and stockholders' equity	**$1,029,289**	$ 858,988

These condensed consolidated financial statements should be read in conjunction with the full financial statements and the notes presented in an appendix to the Proxy Statement.

Condensed Consolidated Statement of Cash Flows

	(dollars in thousands)		
	Years Ended December 31,		
	2001	2000	1999
Cash provided by (used for):			
Operating activities:			
Net income	**$ 66,111**	$ 68,532	$ 60,768
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**46,450**	43,257	39,624
Deferred income taxes	**3,681**	6,430	5,118
Changes in assets and liabilities (net of acquisitions):			
Decrease (increase) in receivables, inventories, and other current assets	**18,943**	(23,404)	(7,076)
Decrease in payables, accruals, and income taxes	**(24,422)**	(4,390)	(6,861)
(Decrease) increase in other long-term liabilities	**(6,537)**	(14,866)	1,568
Other	**(3,092)**	3,165	(6,572)
Total operating activities (before accounts receivable securitization transactions)	**101,134**	78,724	86,569
(Decrease) increase in accounts receivable securitization	**(45,000)**	1,000	44,000
Total operating activities	**56,134**	79,724	130,569
Investing activities:			
Additions to property, plant, and equipment	**(29,415)**	(29,554)	(30,331)
Purchase of businesses	**(131,793)**	(81,017)	(147,470)
Proceeds from sale of assets	**–**	3,314	29,515
Other	**8,684**	(143)	255
Total investing activities	**(152,524)**	(107,400)	(148,031)
Financing activities:			
Net change in short-term borrowings	**37,747**	25,154	37,820
Additional long-term borrowings	**73,321**	3,003	5,201
Reduction in long-term borrowings	**(721)**	(271)	(14,309)
Repurchases of common stock	**(11,628)**	(1,611)	(9,281)
Cash dividends paid	**(7,878)**	(7,697)	(7,744)
Proceeds from stock options and other	**12,501**	7,649	4,643
Total financing activities	**103,342**	26,227	16,330
Increase (decrease) in cash and cash equivalents	**6,952**	(1,449)	(1,132)
Cash and cash equivalents:			
Beginning of year	**7,187**	8,636	9,768
End of year	**$ 14,139**	$ 7,187	$ 8,636

These condensed consolidated financial statements should be read in conjunction with the full financial statements and the notes presented in an appendix to the Proxy Statement.

Selected Financial Data

(dollars and shares in millions, except per share amounts)

	2001	2000	1999	1998	1997
Consolidated Operating Results (years ended December 31):					
Net sales	**$1,019.3**	$1,024.7	$924.8	$927.5	$847.8
Operating income[1]	**$ 109.6**	$ 135.9	$118.8	$ 96.4	$ 92.0
Interest expense	**$ (27.9)**	$ (29.2)	$ (24.8)	$ (23.7)	$ (18.2)
Income from continuing operations[1]	**$ 66.1**	$ 68.5	$ 60.8	$ 50.4	$ 50.3
Net income[1] [2]	**$ 66.1**	$ 68.5	$ 60.8	$ 41.7	$ 50.4
Diluted earnings per share:					
Income from continuing operations[1]	**$ 1.98**	$ 2.11	$ 1.85	$ 1.50	$ 1.49
Net income[1] [2]	**$ 1.98**	$ 2.11	$ 1.85	$ 1.24	$ 1.49
Dividends declared and paid per share	**$ 0.24**	$ 0.24	$ 0.24	$ 0.24	$ 0.24
Diluted average common shares outstanding	**33.4**	32.5	32.9	33.7	33.9
Operating Data (excluding unusual and nonrecurring items[3]):					
Operating income	**$ 132.8**	$ 135.9	$118.8	$104.5	$ 92.0
Operating income - Return on sales	**13.0%**	13.3%	12.8%	11.3%	10.8%
Operating income - Return on average total assets	**14.1%**	16.7%	16.2%	16.6%	17.4%
EBITDA[4]	**$ 178.0**	$ 177.6	$158.1	$146.4	$128.0
Ratio of EBITDA to interest expense[4]	**6.4x**	6.1x	6.4x	6.2x	7.0x
Income from continuing operations	**$ 70.8**	$ 68.5	$ 60.8	$ 55.3	$ 50.3
Diluted earnings per share	**$ 2.12**	$ 2.11	$ 1.85	$ 1.64	$ 1.49
Other Data:					
Depreciation and amortization	**$ 46.5**	$ 43.3	$ 39.6	$ 38.4	$ 32.9
Capital expenditures	**$ 29.4**	$ 29.6	$ 30.3	$ 49.8	$ 41.2
Cash provided by continuing operations[5]	**$ 101.1**	$ 78.7	$ 86.6	$ 78.4	$ 71.2
Free cash flow[6]	**$ 75.3**	$ 74.5	$ 62.3	$ 31.1	$ 34.1
Ratio of earnings to fixed charges	**3.7x**	4.3x	4.4x	3.9x	4.8x
Net income - Return on average total capital	**8.9%**	11.5%	11.8%	10.4%	15.8%
- Return on average stockholders' equity	**21.5%**	27.6%	31.2%	25.1%	34.9%
Year-End Consolidated Financial Position:					
Current assets	**$ 379.3**	$ 303.1	$256.1	$267.8	$248.5
Current liabilities	**$ 336.2**	$ 297.7	$262.7	$233.9	$178.7
Property, plant, and equipment	**$ 214.5**	$ 214.0	$219.6	$214.4	$186.3
Total assets	**$1,029.3**	$ 859.0	$768.2	$699.8	$555.2
Long-term debt	**$ 303.4**	$ 233.6	$231.8	$227.0	$152.3
Total debt[7]	**$ 470.8**	$ 361.2	$331.4	$305.3	$165.9
Stockholders' equity	**$ 335.1**	$ 280.8	$216.2	$174.0	$159.0
Total debt as a percentage of capitalization[7]	**58.4%**	56.3%	60.5%	63.7%	51.0%
Stockholders' equity per share	**$ 10.21**	$ 8.66	$ 6.76	$ 5.42	$ 4.82

Capitalization[7]

(In millions)


$900
800
700
600
500
400
300
200
100
97 98 99 00 01
Debt
Equity

Free Cash Flow

(In millions)


$80
70
60
50
40
30
20
10
97 98 99 00 01

EBITDA

(In millions)


$180
160
140
120
100
80
60
40
20
97 98 99 00 01

Interest Coverage Ratio

(Times interest earned)


7.0x
6.5
6.0
5.5
5.0
4.5
4.0
97 98 99 00 01

Income as a Percentage of Sales[3]


7.0%
6.5
6.0
5.5
5.0
4.5
4.0
3.5
97 98 99 00 01

Diluted Earnings Per Share[3]


$2.25
2.00
1.75
1.50
1.25
1.00
0.75
0.50
97 98 99 00 01

(1) Amounts in 2001 include unusual fourth quarter pretax expenses of $23.3 million, $15.3 million after tax ($0.46 per diluted share) for cost realignment initiatives and asset writedowns. Also included in 2001 is a fourth quarter tax benefit of $10.5 million, after tax ($0.32 per diluted share) resulting from the closure of a number of open tax years. Amounts in 1998 include a nonrecurring pretax charge for cost reduction initiatives totaling $8.0 million ($4.8 million after-tax, or $0.14 per diluted share).

(2) Amounts in 1998 include an extraordinary loss on the early repayment of debt of $8.7 million ($0.26 per diluted share). Amounts in 1997 include discontinued operations of the former Water Filtration Business.

(3) See description of unusual and nonrecurring items in Note 1 above. All amounts are based on continuing operations.

(4) EBITDA represents income from continuing operations before interest, taxes, depreciation and amortization, amortization of deferred financing costs, unusual and nonrecurring items.

(5) Before the effects of an accounts receivable securitization program.

(6) Free cash flow represents income from continuing operations, plus depreciation and amortization, minus capital expenditures and dividends paid.

(7) Without considering the effect of an accounts receivable securitization program, which reduced the carrying value of accounts receivable and debt in 2000 and 1999, total debt at December 31, 2000 and 1999 would have been $406.2 million and $375.4 million, respectively.

Board of Directors

Lewis G. Cole
Partner, Stroock & Stroock & Lavan LLP, Attorneys

Helmut N. Friedlaender
Private Investor

Sheldon S. Gordon
Chairman of Union Bancaire Privée Holdings, Inc.

Frank S. Hermance
Chairman and Chief Executive Officer

Charles D. Klein
Financial Adviser; A Managing Director of American Securities, L.P.

James R. Malone
Founding Partner and Managing Director, Bridge Associates LLC

David P. Steinmann
A Managing Director of American Securities, L.P.

Elizabeth R. Varet
Private Investor; Chairman of American Securities, L.P.

Corporate Executive Office

Frank S. Hermance
Chairman and Chief Executive Officer

John J. Molinelli
Executive Vice President—Chief Financial Officer

Robert W. Chlebek
President, Electronic Instruments

Thomas F. Mangold, Jr.
President, Electronic Instruments

Albert J. Neupaver
President, Electromechanical Group

Corporate Officers

William J. Burke
Vice President, Investor and Corporate Relations

William D. Eginton
Vice President, Corporate Development

William P. Lawson
Vice President and Chief Information Officer

Robert R. Mandos, Jr.
Vice President and Comptroller

Deirdre D. Saunders
Vice President and Treasurer

Isaac S. Smalls
Vice President, Financial Reporting

John J. Weaver
Vice President, Human Resources

Donna F. Winquist
Vice President and General Counsel

Operating Officers

Tiziano Barni
Vice President, Vacuum Products Division, Ciaramella Division and AMETEK electromotory S.R.O.

Donald W. Carlson
Vice President, U.S. Gauge

Raymond J. Cavanaugh
Vice President, Chemical Products

John Wesley Hardin
Vice President, Dixson

Laurence K. Hayward
Vice President, Prestolite Power and Switch

Stephen N. Hoiles
Vice President, Test and Calibration Instruments

Mark G. Jantzen
Vice President, Global Floor Care

Timothy N. Jones
Vice President, Process and Analytical Instruments

Jon P. Kidder
Vice President, Advanced Measurement Technology

Edward G. Kramer
Vice President, Global Specialty Motors

Lim Meng Kee
Vice President, Asia

John H. Porter*
Vice President—Engineering, Electromechanical Group

Joseph H. Ricketts, Jr.
Vice President, Specialty Metal Products

Jon Slaybaugh
Vice President, Specialty Motors

Roger A. Smith
Vice President, Lamb Electric

Peter M. Stewart
Vice President, Rotron

James E. Visnic
Vice President, Sensor Technology

David A. Zapico
Vice President, Aerospace and Power Instruments

Operating Managers

Jürgen Gassen
General Manager, AMETEK Precision Instruments Europe GmbH

Ronald Mak
General Manager, AMETEK Motors Shanghai

Odair Chieffe Monteiro
General Manager, AMETEK do Brasil Ltda.

Retiring April 30, 2002

Corporate Office

AMETEK, Inc.
37 North Valley Road
Building 4
P.O. Box 1764
Paoli, PA 19301-0801
610-647-2121 or 800-473-1286

The Corporate Office is located in suburban Philadelphia.

Investor Communications

Investors seeking the Form 10-K and additional information about the Company may call or write to Investor Relations at the Corporate Office. AMETEK earnings announcements, press releases, SEC filings, and other investor information are available in the Investors section of AMETEK's Web site: **www.ametek.com**

Annual Meeting

Tuesday, May 21, 2002, 3 p.m.

J. P. Morgan Chase & Co.
11th Floor Conference Center
270 Park Avenue
New York, NY 10017

All shareholders are invited to attend.

Stock Exchange Listings

New York and Pacific; symbol: AME

Shareholder Services

American Stock Transfer and Trust Co.
59 Maiden Lane
New York, NY 10038
Attn: Shareholder Services
718-921-8200 or 800-937-5449

www.amstock.com

AMETEK's transfer agent responds to inquiries regarding dividend payments, direct deposit of dividends, stock transfers, address changes, and replacement of lost dividend payments and lost stock certificates.

Independent Auditors

Ernst & Young LLP
Philadelphia, PA

Corporate Counsel

Stroock & Stroock & Lavan LLP
New York, NY

AMETEK®
37 NORTH VALLEY ROAD
BUILDING 4
P.O. BOX 1764
PAOLI, PA 19301-0801
www.ametek.com